Mail Stop 4561

March 17, 2006

By U.S. Mail and Facsimile (303) 777-3823

James P. R. Samuels
President
Worldwide Strategies Incorporated
3801 East Florida Avenue, Suite 400
Denver, Colorado 80210

Re: Worldwide Strategies Incorporated
Amendment No. 5 to Registration Statement on Form SB-2
Filed March 13, 2006
File No. 333-126793

Dear Mr. Samuels:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have reviewed counsel's memorandum in response to our prior comment no. 1 and continue to believe that in the present instance, specifically in the case of a selling shareholder offering, the filing of the registration statement constituted a general solicitation. Hence there was no valid private placement with respect to the TouchStar shares. Please revise to delete those from the registration statement.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or Paul Cline, Senior Accountant, at (202) 551-3851 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc: Fay M. Matsukage, Esq.
        Dill Dill Carr Stonbraker & Hutchings, P.C.
        455 Sherman Street, Suite 300
        Denver, Colorado 80203